SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated September 21, 2005

2005 first half results approved by Benetton Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 21, 2005

2005 first half results approved by Benetton Board

CONSOLIDATED REVENUES 842 MILLION EURO, NET INCOME 63 MILLION EURO

Ponzano 21 September 2005 - The Benetton Group Board of Directors today approved the 2005 first half consolidated results, prepared in accordance with International Financial Reporting Standards (IFRS).

Revenues for the first half of 2005 were 842 million euro, compared with 860 million in the corresponding period of 2004. Revenue performance was mainly affected by the more aggressive sales policy starting with the 2005 fall/winter collection and benefited from improved product mix, as well as from initiatives undertaken for development of the sales network.

The contribution margin was 36.6 per cent of turnover, compared with 37.2 per cent in the same period of 2004, influenced mostly by the above-mentioned sales policy, in part offset by the high production efficiencies achieved.

The reduction in general and administrative expenses made possible an EBIT of 11.2 per cent of revenues (95 million euro) against 11.8 per cent for the first half of 2004.

Net income for the period was 63 million euro and 7.4 per cent of revenues, compared with 69 million in the first half of 2004.

Net Group investments in the first half of 2005 amounted to 39 million euro, mostly dedicated to the sales network, compared with 29 million euro in the first six months of 2004.

Free cash flow from normal operations in the first six months was positive by 72 million euro (43 million excluding the sale of 29 million euro of securities), improving from 32 million euro in the same period of 2004.

The net financial position was 475 million euro, compared with 568 million as of June 30, 2004 and 441 million euro as of December 31, 2004. The change compared with year-end was due, apart from normal cyclical movements of working capital, to investments made and dividends paid.

For further information and contacts:

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0039 0422519036

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Benetton Group results (in millions of euro)
Consolidated statement of income
	1st half		1st half				Year
(millions of euro)	2005	%	2004	%	Change	%	2004	%
Revenues	842	100,0	860	100.0	(18)	(2.1)	1,704	100.0
Cost of sales	474	56.2	480	55.8	(6)	(1.4)	929	54.5
Gross operating income	368	43.8	380	44.2	(12)	(3.1)	775	45.5
Selling costs	60	7.2	60	7.0	-	(1.0)	121	7.1
Contribution margin	308	36.6	320	37.2	(12)	(3.6)	654	38.4
General and administrative expenses	213	25.4	218	25.4	(5)	(1.8)	496	29.1
Income before net financial expenses and taxes	95	11.2	102	11.8	(7)	(7.3)	158	9.3
Financial (expenses)/income	(10)	(1.2)	(11)	(1.2)	1	(5.9)	(22)	(1.3)
Foreign currency gain/(loss), net	(1)	(0.1)	2	0.3	(3)	n.s.	-	-
Income before taxes	84	9.9	93	10.9	(9)	(10.4)	136	8.0
Income taxes	21	2.5	25	2.9	(4)	(13.9)	28	1.6
Net income	63	7.4	68	8.0	(5)	(9.2)	108	6.4
attributable to:
- Group's net income	63	7.4	69	8.1	(6)	(9.8)	109	6.4
- minority interests loss	-	-	(1)	(0.1)	1	(77.5)	(1)	-

Financial situation - highlights
(millions of euro)	06.30.2005		12.31.2004		Change		06.30.2004
Working capital	738		711		27		794
Assets due to be sold	9		8		1		-
Tangible and intangible fixed assets	918		910		8		914
Financial fixed assets	26		22		4		20
Other assets/(liabilities)	3		3		-		10
Total capital employed	1,694		1,654		40		1,738

Net financial position	475		441		34		568
Total Shareholders'equity	1,219		1,213		6		1,170

Statement of cash flow
					1st half		1st half
(millions of euro)					2005		2004
Cash provided (used) from operating activities					92		(20)	(B)
Cash used from investing activities					(20)	(A)	(10)	(C)
Free cash flow					72		(30)

Cash provided (used) from financing activities:
- payment of dividends					(62)		(69)
- net change in other financing activities					4		(12)
- net increase (decrease) in cash and cash equivalents					(14)		111
Cash provided (used) from financing activities					(72)		30

(A) Includes sale of securities of 29 million euro.
(B) Includes payment of substitute tax of 98 million euro.
(C) Includes, for 35 million euro, the residual effects of the sale of the sports equipment business.

Benetton Group S.p.A. results

Statements of income reclassified

	1st half	1st half
(millions of euro)	2005	2004	Change
Financial income and expenses	55	39	16
Changes in value of financial assets	(2)	(4)	2
Other operating income	23	26	(3)
Other operating costs	(30)	(41)	11
Extraordinary income and expenses	(1)	5	(6)
Results before income taxes	45	25	20
Income taxes	2	6	(4)
Net income	47	31	16

Financial situation

(millions of euro)	06.30.2005	12.31.2004	06.30.2004
Working capital	88	93	145
Total capital employed	1,260	1,267	1,331
Net financial position	327	319	391
Shareholders'equity	933	948	940